Exhibit 99.2

TRX GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended November 30, 2022

Management’s Discussion and Analysis November 30, 2022

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for TRX Gold Corporation (“TRX Gold” or the “Company”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended November 30, 2022, as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2022. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information, including our press releases, has been filed electronically on SEDAR and is available online under the Company’s profile at www.sedar.com and on our website at www.TRXGold.com.

This MD&A reports our activities through January 12, 2023 unless otherwise indicated. References to the 1st quarter of 2023 or Q1 2023, and references to the 1st quarter of 2022 or Q1 2022 mean the three months ended November 30, 2022 and 2021, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars. Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 33.

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and approved the scientific and technical information in this MD&A. Mr. Cheatle is the Chief Operating Officer and a Director of TRX Gold and a Director of the Company’s subsidiaries, including Buckreef Gold Company Limited (“Buckreef Gold”) and TRX Gold Tanzania Limited (“TRX Gold Tanzania”). Therefore, he is not considered to be independent under NI 43-101. Mr. Cheatle has over 30 years of relevant industry experience, a Master of Business Administration (MBA) from Capella University, USA (2005), and an Honours Degree in Geology from the Royal School of Mines, Imperial College, London, UK (1985). He is a registered professional geoscientist with Professional Geoscientists of Ontario, Canada (Reg. No. 0166).

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TRX Gold’s future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; and the speculative nature of, and the risks involved in, the exploration, development and mining business.

1

Management’s Discussion and Analysis November 30, 2022

Certain information presented in this MD&A may constitute “forward-looking statements” and “forward looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively. Such forward-looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements and information. Investors are referred to our description of the risk factors affecting the Company, as contained in our U.S. Securities and Exchange Commission (“SEC”) filings, including our Annual Report on Form 40-F and Report of Foreign Private Issuer on Form 6-K, and our Annual Information Form also posted on SEDAR, for more information concerning these risks, uncertainties, and other factors.

TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR and with the SEC on June 23, 2020 (the “Technical Report”), for more information.

2

Management’s Discussion and Analysis November 30, 2022

First Quarter 2023 Highlights

Q1 2023 was a significant quarter for the Company as Buckreef Gold declared commercial production on the expanded 1,000+ tpd processing plant and began operating the expanded plant at full design capacity beginning in November 2022. During Q1 2023 the Company recorded its highest quarterly: (i) production, (ii) sales, (iii) gross profit, (iv) net income, (iv) operating cash flow, and (v) Adjusted EBITDA, at a low cash cost1 of $732 per ounce of gold. During the quarter, the Company continued to use cash flow from operations to fund reinvestment in Buckreef Gold. The Company continued to advance its drilling campaign, including infill drilling, step-out drilling and grade control drilling and announced positive assay results from the metallurgical variability program on the Main Zone and step-out drilling program to the southwest. These positive results continue to demonstrate the immense opportunity at Buckreef Gold and reflect successful execution of the Company’s sustainable business plan where cash flow from operations funds value creating activities - including exploration and growth.

Key highlights for Q1 2023 include:

•	The Company achieved zero lost time injuries (“LTI”) and had no confirmed COVID-19 cases at site;

•	The Company achieved a significant safety milestone of 1.0 million operating hours with no LTI.

•	In September 2022, Buckreef Gold announced successful commissioning of the expanded 1,000+ tpd processing plant, which was completed on time and on budget (capital cost of $4.0 million). The plant ramped up throughput and reached nameplate capacity of 1,000+ tpd at the end of October 2022. Commercial production of the 1,000+ processing plant was declared effective November 2022.

•	Poured 5,395 ounces of gold in Q1 2023, a new quarterly production record at Buckreef Gold. Sold 5,754 ounces of gold in Q1 2023, a new quarterly sales record resulting in positive operating cash flow for the Company of $6.6 million.

•	Recognized revenue of $9.7 million in Q1 2023, cost of sales of $4.4 million, and cash costs[1] of $732 per ounce of gold, generating gross profit of $5.3 million, gross profit margin of 55% and Adjusted EBITDA[1] of $4.4 million.

•	The Company completed over 4,665 meters of diamond drilling at Buckreef Gold including infill drilling, step-out drilling and grade control drilling.

•	Subsequent to quarter end, the Company announced positive assay results from its 19-hole metallurgical variability sampling program on the Buckreef Gold Main Zone and assay results from the southwest Main Zone drilling.

3

Management’s Discussion and Analysis November 30, 2022

2023 Outlook

•	Fiscal 2023 (“F2023”) production and cost guidance ranges are unchanged from when they were originally estimated and released in November 2022.

•	The Company continues to expect gold production from the 1,000+ tpd processing plant for F2023 to be between 20,000 - 25,000 ounces at total average cash costs[1] of $750 - $850 per ounce.

•	Mining, crushing, processing and gold production are all expected to operate at full capacity during F2023 following initial ramp-up and commissioning of the 1,000+ tpd processing plant during Q1. Higher production is expected in the second half (H2) of the year as the processing plant achieved steady state operation at nameplate capacity of 1,000+ tpd at the end of October 2022.

•	Operating cash flow from the 1,000+ tpd processing plant will be reinvested in Buckreef Gold with a focus on value enhancing activities, including: (i) exploration and drilling with a focus on potential resource expansion at Buckreef Main (northeast and south), Buckreef West, Anfield, Eastern Porphyry extension, Bingwa and Tembo; (ii) additional capital programs focused on further plant expansions and production growth; and (iii) enhanced corporate social responsibility/ESG programs.

•	The Company continues to advance a project the Company initiated aimed at increasing the average annual throughput by 75-100% through the addition of a new ball mill. Detailed engineering and procurement of equipment has commenced. Construction is expected to start in F2023 and potentially benefit production in late calendar H2 2023. Any incremental production as a result of this expansion has not been considered in the F2023 guidance above.

•	The Company continues to expect exploration spending in F2023 to include diamond drill and reverse circulation drilling services provided by the State Mining Company of Tanzania (“STAMICO”) for a program which includes; brownfields drilling at Buckreef Main Zone (NE and SW), Buckreef West, Eastern Porphyry, and greenfield drilling at Anfield. Sterilization drilling will commence at site expansion facilities, including tailings storage and waste rock facilities.

•	The Sulphide Development Project, in which the ‘sulphide ore’ encompasses approximately 90% of the Buckreef Main Zone’s Measured and Indicated Mineral Resources, is a key mid-to-long term value driver. Unlocking this value is an important business objective for the Company. The Sulphide Development Project will evaluate the options for a high return large scale project. It is the goal of the Company to exceed the metrics outlined in the 2018 Technical Report, including annual production, strip ratios and key financial metrics. The Company continues to work with our principal consultants on advancing the Sulphide Development Project, including advanced metallurgical testing across the deposit and geotechnical studies for a deeper pit. The Company has started assessing a significantly larger sulphide ore processing facility.

4

Management’s Discussion and Analysis November 30, 2022

First Quarter 2023 Operational and Financial Details

Mining and Processing

•	Buckreef Gold reported zero LTI and had no confirmed COVID-19 related cases at site during the three months ended November 30, 2022. For the three months ended November 30, 2022, including contractors, Buckreef Gold recorded a safety incident frequency rate of 0 (per million hours). The Company’s two main contractors, FEMA Mining and STAMICO Drilling, also recorded a safety incident frequency rate of 0 (per million hours). Also, in Q1 2023, the Company achieved a significant safety milestone of 1.0 million operating hours with no LTI.

•	In September 2022, Buckreef Gold announced that the 1,000+ tpd oxide mill circuit was commissioned and was ramping up production from its initial 360 tpd capacity. The expanded processing plant construction was completed in line with the scheduled completion date of calendar Q3 2022 at a capital cost of $4 million, also within guidance. First ore was introduced to the expanded processing plant in September 2022 and site ramped up throughput, rapidly reaching nameplate capacity of 1,000+ tpd at the end of October 2022. Commercial production of the 1,000+ processing plant was declared in November 2022.

•	During Q1 2023, Buckreef Gold poured 5,395 ounces of gold and sold 5,754 ounces of gold, both quarterly records for the Company. The 49% increase in gold production in Q1 2023 compared to Q4 2022 is mainly attributable to an increase in ore tonnes milled following commissioning of the expanded 1,000+ tpd processing plant in Q1 2023.

•	The 1,000+ tpd processing plant achieved the following in Q1 2023: (i) average throughput of 847 tpd; (ii) plant availability of 95%; and (iii) average recovery rate of 91%.

•	Total ore mined of 68 thousand tonnes (“kt”) in Q1 2023 was consistent with Q4 2022. Total waste mined of 438 kt were 147 kt above Q4 2022 contributing to a strip ratio of 6.5 (waste:ore tonnes) and a total of 506 kt of material mined. During Q1 2023 the Company expedited waste stripping to access a greater extent of ore, including higher grade blocks.

•	As at November 30 2022, the run-of-mine (“ROM”) pad contained 103,140 tonnes at an average grade of 1.21 g/t with an estimated 4,006 ounces of gold. A further stockpile of crushed mill feed of 5,309 tonnes at 2.45 g/t containing an estimated 418 ounces of gold has been accumulated between the crusher and mill. During Q1 2023, the Company processed stockpiled and mined material to commission the expanded 1,000+ tpd processing plant (which includes 7 new large carbon-in-leach (“CIL”) tanks) and consequently reported an increase of gold in circuit, reflecting a buildup of metal inventory in the CIL tanks during plant commissioning. The net result being a substantial increase of gold in circuit from 230 ounces at August 31, 2022 to 1,751 ounces at November 30, 2022. The stockpile balance provides support for the Company to meet its production guidance in the upcoming quarters.

•	Tailings storage facilities (“TSF”) (TSF 2, pond 1 and pond 2) have significantly advanced and are on track to provide an additional two years of storage. Concurrently, the Company has identified two local sites for a long-term tailings storage solution. Engineering design will commence in Q2 2023.

5

Management’s Discussion and Analysis November 30, 2022

Exploration

•	In Q1 2023, the Company drilled 21 holes representing 4,665 meters at Buckreef Gold including infill drilling at Buckreef Main and exploration drilling at Anfield and Eastern Porphyry. Assay results from the latter two programs are pending.

•	The Company has also drilled to the southwest (“SW”) of the Main Zone, beyond and under the historical South Pit (24 drill holes representing 4,255 meters). Assay results from both wide spaced drill programs are encouraging with wide zones of mineralization encountered in some holes that are comparable to present mining areas. Importantly, the deposit now remains open on strike to the southwest, northeast and at depth, and since drilling recommenced in 2021, an additional 500 meters of gold mineralization (along strike and representing approximately 30% increase in deposit strike length) have been identified. The identification of the additional 500 meters of strike length to the deposit provides future opportunity for the Company to potentially add additional mineral resources to inventory.

•	The Company received significant assay results for the metallurgical testing program, the results of which demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization. As part of the upcoming metallurgical variability study, using core from this program, the Company will assess the amenability of the sulphide material to be processed through the existing processing plant, using its relatively simple flowsheet. In turn, this may have positive implications for potential plant expansions.

Sulphide Development Project

•	Buckreef Gold has commenced the long-lead items for de-risking the Sulphide Development Project, including: (i) geotechnical characterization to determine the ultimate pit slopes of the 2 kilometre long open pit. This work commenced in Q2 2022 with consultants SGS Canada Inc (“SGSC”) and Terrane Geoscience Inc; and (ii) the variability metallurgical study for the first 5-7 years of potential production of the Sulphide Development Project. To date a total of 19 metallurgical holes (2,367 meters) have been completed along the entire strike of the Buckreef Main deposit. These holes have now been prepared for shipment for metallurgical testing at the successful bidding laboratory.

•	The Company, in conjunction with Ausenco, has identified potential locations for the sulphide ore processing plant, dry stack tailings facility, waste rock piles and other associated infrastructure. All locations are subject to successful ‘condemnation drilling’, which will commence in fiscal Q2 2022.

•	The exploration drilling program will also focus on infill and expansion drilling at Eastern Porphyry, Buckreef West, inferred mineral resources and strike extensions, both to the northeast and southwest of the Main Zone - which if successful, has the potential to increase tonnes to the indicated mineral resource category.

Environmental, Social and Corporate Governance

•	The Company is committed to working to high ESG standards and is implementing several community programs, while continuing to develop a broader framework and policies. There were no reportable environmental or community related incidents during the quarter ended November 30, 2022. Buckreef Gold continued to develop its ESG program during the quarter, successfully partnering with the Geita District and District Commissioners on school, water and health projects.

•	Buckreef Gold worked with the Geita District Council and local wards to collaboratively identify key programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics (STEM) and gender goals.

6

Management’s Discussion and Analysis November 30, 2022

•	A Memorandum of Understanding was signed in Q2 2022 between Buckreef and Geita District Council to provide support around education in the wards of Lwamgasa, Kaseme, Busanda and Bugulula, being the host wards for the mine site. A total of 420 million Tanzania Shillings (approximately $180,000) is budgeted by Buckreef for 2023, commencing July 2022 – June 2023, to support priority areas in agreement with the District Council.

•	Buckreef Gold’s operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities in Tanzania; (ii) recycle all water used in its operations; (iii) do not discharge water from its operations; (iv) employ a workforce that comprises 100% Tanzanian citizens (110 full-time employees, 249 contract miners and project contractors); (v) include development and building activities that are focused on maximizing local content; and (vi) exhibit a ‘100 mile diet’ by procuring all food locally. In addition, the Company’s sulphide development operations are expected to utilize dry stack tailings.

•	The Company supports local procurement in its activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available in Tanzania are purchased externally, first prioritizing East Africa, Africa, then globally.

•	The Company will continue to develop a broader ESG program, including reporting aligned with definitions from the World Economic Forum (WEF), and identifying its contributions to the United Nations Sustainable Development Goads (SDGs) over the course of F2023.

Financial

•	Gold ounces poured during Q1 2023 were 5,395 ounces – a quarterly production record for Buckreef Gold. Gold ounces sold were 5,754 ounces at an average realized price[1] of $1,689 per ounce.

•	Following record production and sales during Q1 2023, the Company recognized revenue of $9.7 million, cost of sales of $4.4 million and cash costs[1] of $732 per ounce, generating gross profit of $5.3 million (55% gross profit margin), quarterly net income of $5.2 million, operating cash flow of $6.6 million and Adjusted EBITDA[1] of $4.4 million.

•	As at November 30, 2022, the Company had cash of $8.9 million and working capital of $4.8 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company.

•	As the Company advances and the production profile expands, management continually evaluates its liquidity requirements and available sources of financing including but not limited to: (i) cash flow from operations; (ii) corporate debt; (iii) project specific debt; (iv) off-take financing; and (v) equity financing. The Company will be prudent in how it capitalizes the Company over the short, medium and long-term with shareholder value being an overarching consideration.

•	During Q4 2022, the Company announced that its operating subsidiary, Buckreef Gold Corporation Limited, entered into a pre-paid gold purchase agreement with a contract price totaling US$5 million with OCIM Metals & Mining SA (“OCIM”). The total contract price can be made available to Buckreef Gold in tranches with a $2.5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold’s option. During Q1 2023, the Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters.

Other

•	The Company, along with land management consultants at Property Matrix, finalized ‘addendum payments’ for the remaining land compensation claims. ‘Addendum payments’ are characterized as those claims made as part of the locally defined process and were made after the successful completion of 98% of claims by Project Affected Persons. The final ‘addendum’ amounts will be paid in fiscal Q2 2023. In total, approximately $2.7 million have been distributed to local land and property owners.

7

Management’s Discussion and Analysis November 30, 2022

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project comprises five prospects, namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Mineral Resources as of May 15, 2020, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note: Main Zone at 0.4 g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off

Mineral Resources inclusive of Mineral Reserves

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

All resources below 540 mRL are classified as inferred

Estimates over variable widths of 2 to 40 meters

Bulk Density ranges 2.0 g/cm3 to 2.8 g/cm3

55% attributable to the Company

Effective Date: May 15, 2020

Mineral Reserves remained as of the May 15, 2020 Technical Report and are tabulated below.

	Tonnes	Grade	In Situ Gold Content
Buckreef Reserves	(Mt)	Au (g/t)	Kg	oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010

1) Mineral Reserves is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit preproduction development costs. Mineral Reserve estimate includes dilution.

2) Mineral Reserve was estimated using NI 43-101F compliant Standards on Mineral Resources and Reserves, Definitions.

3) Contained metal may differ due to rounding.

Mineral Resource and Reserve Statements

The Company did not conduct any new work that would warrant material changes in the previously reported Mineral Resource and Mineral Reserve statements during this reporting period.

8

Management’s Discussion and Analysis November 30, 2022

Figure 1: Location of Buckreef Gold Project Licences on Lake Victoria Greenstone Belt

Lake Victoria
N
2°30'S
3°00'S
3°30'S
4°00'S
31°30'E
32°00'E
32°30'E
33°00'E
33°30'E
GEITA
Geita
RWAMAGAZA
Tulawaka
BUCKREEF PROJECT
SUKUMALAND
Kitongo
Bulyanhulu
Golden Ridge
Nyakafuru
Myabi
Chocolate Reef
SHINYANGA-MALITA
NZEGA
Golden Pride
0
Scale
25km
LEGEND
Cenozoic
Mbuga-Clay - Alluvial deposits from Holocene and fossil streams and lake deposits of Proto-Lake Tanganyika
Proterozoic
Bukuban System, undifferentiated (siliceous siltstone and buff shale, intruded by basic sills; conglomerate, gritstone, quartzite, ferruginous sandstone; on the pediment plain usually bleached
Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents (greywacke and shale; slate and schist)
- Acidic volcanics (rhyolite, dacite and associated tuff)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)- Banded Ironstone Formation (BIF) (prominent crests and ridges) interbedded with shale
- Migmatite facies
Granitoid Shield
Granite / Gneiss complex undifferentiated including K-rich late kinematic Nyanzian intrusives
Active Gold Mines
Prospecting Licences
GEITA Greenstone Belts
TANZANIA
N

9

Management’s Discussion and Analysis November 30, 2022

Processing Plant and Operations

In September 2022 Buckreef Gold announced that the 1,000+ tpd oxide mill circuit was commissioned and was ramping up production from its original 360 tpd capacity. First ore was introduced to the expanded processing plant in September 2022 and the team ramped up throughput reaching nameplate capacity of 1,000+ tpd at the end of October 2022. Commercial production of the 1,000+ processing plant was declared in November 2022.

Select operating, financial and stockpile information from the expanded operation follows below:

Select Operating and Financial Data

	Unit	Three months ended November 30, 2022	Three months ended November 30, 2021[1]
Operating Data
Ore Mined	k tonnes	68	28
Waste Mined	k tonnes	438	88
Total Mined	k tonnes	506	116
Strip Ratio	w:o	6.5	3.1
Mining Rate	tpd	5,557	1,275
Mining Cost (Variable)	US$/t	$3.17	$2.84
Plant Ore Milled	k tonnes	77.1	8.4
Head Grade	g/t	3.06	2.71
Plant Utilization	%	95	81
Plant Recovery Rate	%	91	90
Processing Cost (Fixed)	US$ ('000s)	$187	$154
Processing Cost (Variable)	US$/t	$18.51	$17.56
Plant Mill Throughput	tpd	847	93
Gold Ounces Poured	oz	5,395	589
Gold Ounces Sold	oz	5,754	390
Financial Data[2]
Revenue[3]	$('000s)	9,718	—
Gross Profit	$('000s)	5,310	—
Net income (loss)	$('000s)	5,160	(2,158)
Adjusted EBITDA[4]	$('000s)	4,412	(1,347)
Operating Cash Flow	$('000s)	6,648	(2,955)
Average Realized Price[4]	$/oz	1,689	—
Cash Costs[4]	$/oz	732	—

1 Months Sept/Oct 2021 reflect 120 tpd test plant operations. November 2021 reflect operations from the newly commissioned 360 tpd processing plant.

2 Note that the table above does not present comparative statistics for revenue, costs of good sold and related sales and cost metrics for the three month comparable period as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures.

3 Revenue includes immaterial amounts from the sale of by-product silver and copper.

4 Refer to the "Non-IFRS Performance Measure" section.

10

Management’s Discussion and Analysis November 30, 2022

Operations Discussion

Gold Production and Sales

During Q1 2023, Buckreef Gold poured 5,395 ounces of gold and sold 5,754 ounces of gold, both new quarterly records for the Company. Gold ounces produced and sold reflected an increase relative to the prior year comparative period mainly due to an increase in plant throughput following commissioning of the expanded 1,000+ tpd processing plant in Q1 2023. Figures 2 to 6 illustrate several of the accomplishments detailed in the Operations Discussion.

Mining

Total ore mined in Q1 2023 increased to 68 thousand tonnes (kt) from 28 kt in the comparative prior year period following successful ramp-up and commissioning of the 1,000+ tpd processing plant during Q1 2023. In Q1 2023 total waste mined was 438 kt contributing to a strip ratio of 6.5 (waste:ore tonnes) and a total of 506 kt of material mined. During Q1 2023 the Company expedited waste stripping to access a greater extent of ore, including higher grade blocks.

Mining costs per tonne (variable) primarily reflect contractor mining costs following the hiring of FEMA in Q1 2022 on a two-year contract to mine ore, waste and to construct the TSF at Buckreef Gold. Mining costs per tonne (variable) of $3.17 in Q1 2023 were lower as compared to Q4 2022 ($3.64) primarily due to the impact of higher tonnes mined on the fixed portion of the mining contractor management fee combined with a decrease in blasting activity during Q1 2023 as compared to Q4 2022, as Buckreef Gold had increased blasting in the prior year as the Company ramped up mining operations in preparation for 1,000+ tpd processing plant commissioning. Mining cost per tonne was higher than the prior year comparative period ($2.84) mainly due to the impact of higher fuel prices on higher tonnes mined as the Company continued to operate the 120 tpd test plant during the three months ended November 30, 2021.

Processing

The 1,000+ tpd processing plant was commissioned in September 2022 and reached nameplate capacity at the end of October 2022. In Q1 2023, the expanded processing plant achieved the following statistics: (i) average throughput of 847 tpd; (ii) plant availability of 95%; and (iii) an average recovery rate of 91% with consistent tailings grade, regardless of head grade.

For the three months ended November 30, 2022, processing costs per tonne (variable) of $18.51 were higher than Q4 2022 ($14.45) mainly due to an increase in power utilization, fuel consumption, reagents and consumables associated with the first-fill of the expanded 1,000+ tpd processing facility which was commissioned during Q1 2023. Processing cost per tonne was higher than the prior year comparative period ($17.56) also due to an increase in power, fuel, chemicals and reagents following expansion of the processing plant from 120 tpd to 360 tpd during Q1 2022 followed by a further expansion to 1,000+ tpd in Q1 2023.

11

Management’s Discussion and Analysis November 30, 2022

Stockpile, Gold in Circuit (GIC) and Finished Goods Inventory

As at November 30, 2022, Buckreef Gold reported the following stockpile statistics: (i) the ROM pad contained 103,140 tonnes at an average grade of 1.21 g/t with an estimated 4,006 ounces of gold; and (ii) crushed mill feed of 5,309 tonnes at 2.45 g/t containing an estimated 418 ounces of gold. During Q1 2023, the Company processed stockpiled and mined material to commission the expanded 1,000+ tpd processing plant (which includes 7 new large CIL tanks) and consequently reported an increase of gold in circuit, reflecting a buildup of metal inventory in the CIL tanks during plant commissioning. The net result being a substantial increase of gold in circuit from 230 ounces at August 31, 2022 to 1,751 ounces at November 30, 2022. The significant stockpile and GIC balance at November 30, 2022 provide support for the Company to meet its production guidance in the upcoming quarters.

A summary of the ROM pad and crushed ore stockpile statistics are contained in Table 1 below:

Table: RoM Stockpile Summary (as at 30 November 2022)
Summary RoM Stockpile	Volume (m3)	Tonnes	Grade (g/t Au)	Metal (oz)
High Grade	1,010	1,492	3.42	164
Medium Grade	27,352	48,554	1.63	2,539
Low Grade	31,319	53,094	0.76	1,303
Total (RoM)	59,681	103,140	1.21	4,006
Crushed Ore (COS)	3,296	5,309	2.45	418
Total	62,977	108,449	1.27	4,425

12

Management’s Discussion and Analysis November 30, 2022

Figure 2: Buckreef Gold Mine Oxide Mineral Reserve Starter Pit (Blasting Activity Q1 2023)

Figure 3: 1,000 tpd Processing Plant at Buckreef Gold Mine, showing new CIL tanks and conveyor feed to the new ball mills (Q1 2023)

13

Management’s Discussion and Analysis November 30, 2022

Figure 4: Buckeef Gold Expanded 1,000 tpd Processing Plant, showing installation of two new 360 tpd ball mills (Q1 2023)

14

Management’s Discussion and Analysis November 30, 2022

Figure 5: Buckreef Gold Exploration Drilling (Q1 2023)

Figure 6: Buckreef Gold Drilling Contractors Making Survey Readings (Q1 2023)

15

Management’s Discussion and Analysis November 30, 2022

Exploration & Mineral Resources

TRX Gold and Buckreef Gold continue to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold, has:

•	Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figures 7 & 8). To date, the Company has tested the NE Extension and successfully identified gold mineralization over an additional 300 meters. The deposit remains open along strike to the northeast. The southwest extension has also been tested with wide spaced drilling and the exploration program has returned encouraging results. The deposit now remains open along strike to the southwest;

•	Collectively, between the northeast extension and southwest drilling the known strike extent of the deposit has been expanded 500 meters, or by nearly 30% since exploration recommenced. The Company will now identify the areas offering the best opportunity to add gold ounces to the mineral resource inventory and commence an infill drilling program; and

•	During the quarter the Company commenced drilling at Anfield and the Eastern Porphyry zones. Both zones represent compelling exploration targets to the Company. In 2021 the Company discovered the Anfield Zone, a set of parallel structures 200 - 500 meters to the east of the Buckreef Main Zone and with evidence of an additional strike length of 3 km of shear zone targets (Figure 8). Furthermore, the Anfield trend aligns and is on strike with the Eastern Porphyry zone to the northeast and a neighboring small scale mine to the southwest.

Buckreef Gold – Fiscal Q1 2023 Exploration to Date

During the quarter the Company drilled over 4,665 meters at Buckreef Gold including exploration, infill drilling and step-out drilling.

Buckreef Gold Main Zone Drilling Results and Interpretation

The significant mineralized intercepts of the Buckreef Main Zone are as shown in the Figures 7 & 8. It is evident that the deposit remains open on trend to the northeast and southwest. As previously noted, the Company had initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW and to upgrade shallow Inferred Mineral Resources.

During the quarter the Company received more assay results from its exploration program which has provided another extension of known mineralization on the Buckreef Gold Main Zone (“Main Zone”) trend of approximately 200 meters to the southwest and deeper under the historical South. (These results are published in January 2023). The Company has drilled a total of 24 drill holes representing 4,255 meters in the southwest area, with full results provided in Table 2.

The results are positive and significant for the Company as they continue to demonstrate: (i) continuity of gold mineralization along strike to the southwest of the Main Zone deposit; and (ii) continued gold mineralization under the (historical) South Pit. The deposit, therefore, remains ‘open at depth and on strike,’ and in combination with the 300 m extension of the northeast (announced previously) represents approximately a 30% increase in the Main Zone deposit strike length to over 2.0 kms.

Highlights include:

•	Hole BMDD250 intersected 34.80 m grading @ 1.26 g/t Au from 87.2 m, including 10.0 m grading @ 3.08 g/t from 89.9 m; and

•	Hole BMDD275 intersected 16.5 m grading @ 2.01 g/t Au from 53.7 m, including 7.0 m grading @ 3.28 g/t from 56.0 m.

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

16

Management’s Discussion and Analysis November 30, 2022

•	Extension of Buckreef Main Zone by a further 200 meters: Expansion of the gold deposit mineralization by 300 meters in the northeast and 200 m in the southwest (increases in the strike length of the Buckreef Main Zone to over 2.0 kms) on the Buckreef Gold deposit which already contains over 2.0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone. The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary (see Figures 8 & 9) and to the southwest. In the latter the trend is aligned to several historical artisanal scale miner pits; and

•	The Company continued exploration drilling at the Anfield Zone and extended the program to include the Eastern Porphyry Zone, This exploration program combined with the extension of the Buckreef Main Zone is expected to expand the scope and scale of the Buckreef Gold Project.

Table 2: Buckreef Main Zone South Drill Hole Sample Results Summary

Buckreef South Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMDD248	DD	391,071.5	9,657,427.0	1,214.5	306	-58	143.0	148.0	5.0	0.45	Msz	Shear zone with Mild alteration
							192.5	198.0	5.5	0.38	Msz	Shear zone with mild alteration

BMDD249	DD	391,042.0	9,657,447.3	1,215.5	306	-54	120.4	128.0	7.6	0.41	Msz	Shear zone with mild alteration

BMDD250	DD	391,114.5	9,658,259.0	1,227.8	306	-60	30.0	33.0	3.0	0.42	Msz	Shear zone with mild alteration
							87.2	122.0	34.8	1.26	Msz	Mineralised shear zone with mild to strong alteration
							89.0	99.0	10.0	3.08	Msz	Shear zone with strong alteration

BMDD252	DD	391,061.7	9,657,528.7	1,216.3	306	-48	34.0	38.7	4.7	0.32	Msz	Shear zone with mild alteration
							79.5	99.0	19.5	0.74	Msz	Mineralised Shear zone with mild alteration

BMDD253	DD	390,927.6	9,657,500.0	1,218.1	126	-51	82.1	85.5	3.4	0.96	Msz	Mineralised shear zone with mild alteration

BMDD254	DD	391,137.4	9,657,821.0	1,220.2	306	-57	56.0	59.8	3.8	1.3	Msz	Mineralised shear zone with mild alteration

BMDD256	DD	391,122.7	9,657,787.0	1,219.6	306	-57	27.9	30.0	2.1	1.21	Msz	Mineralised shear zone with mild to strong alteration
							43.3	45.0	1.7	0.56
							54.0	57.7	3.7	1.73
							77.0	81.0	4.0	0.5

BMDD258	DD	391,078.9	9,657,620.0	1,217.3	306	-50	23.0	25.0	2.0	1.76	Msz	Mineralised shear zone with mild alteration
							41.0	44.0	3.0	0.47

BMDD259	DD	391,156.0	9,657,714.0	1,217.7	306	-53	82.0	83.5	1.5	0.82
							108.0	110.0	2.0	0.71	Msz	Mineralised shear zone with mild alteration
							131.0	136.0	5.0	0.52

BMDD267	DD	390,966.4	9,657,379.9	1,213.7	305	-62	165.0	167.0	2.0	1.41	Msz	Shear zone with mild alteration

BMDD273	DD	390,969.4	9,657,256.9	1,210.3	306	-57	36.1	37.7	1.6	0.49	Msz	Shear zone with mild alteration

BMDD274	DD	390,918.3	9,657,289.7	1,212.0	306	-57	39.4	41.0	1.7	0.78	Msz	Shear zone with mild alteration

BMDD275	DD	390,940.4	9,657,216.0	1,210.0	306	-57	27.5	29.2	1.8	0.51
							43.0	52.1	9.1	0.58
							53.7	70.2	16.5	2.01	Msz	Mineralised shear zone with mild to strong alteration
							56.0	63.0	7.0	3.27
							80.3	84.6	4.3	0.96

BMDD278	DD	390,967.1	9,657,195.1	1,209.2	306	-57	63.6	71.6	8.1	0.65
							83.0	89.3	6.3	1.00	Msz	Mineralised shear zone with mild alteration
							128.0	131.0	3.0	0.74

BMDD279	DD	390,996.1	9,657,175.3	1,208.9	306	-57	41.0	46.0	5.0	1.13
							48.0	51.0	3.0	0.63
							140.6	142.0	1.4	2.72	Msz	Mineralised shear zone with mild to strong alteration
							148.9	159.4	10.5	0.96

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

17

Management’s Discussion and Analysis November 30, 2022

Figure 7: Long section of Buckreef Main Zone (View to the West) Showing 1 Meter Composite Values and Technical Report Pit Outline. Exploration to the NE of the Main Zone is Highlighted

18

Management’s Discussion and Analysis November 30, 2022

Figure 8: NE Buckreef Main Zone Exploration Target Highlighted and in Relation to the Anfield Zone

N
388,000 mE
390,000 mE
392,000 mE
394,000 mE
396,000 mE
9,660,000 mN
9,658,000 mN
9,656,000 mN
9,654,000 mN
North East
Extension
BR West
Main Zone
Eastern
Porphyry
Southwest
Extension
Anfield
Bingwa
Tembo
LEGEND
All intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Artisanal workings
Bottom and Upper Reference Line to Greenstone Belt
SML Boundary
BUCKREEF GOLD COMPANY LIMITED
Date: 8/19/2022
Author: YM
Office: MNEKEZI
Drawing: JM
ANFIELD ZONE WITH ALL SIGNIFICANT INTERCEPT MAP
Scale: 1:25000
Newly discovered gold trends

19

Management’s Discussion and Analysis November 30, 2022

Figure 9: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Southwest Extension

390,900 mE
391,200 mE
BUCKREEF GOLD COMPANY
Date: 12/10/2022
Author: IJB
Office: MNEKEZI
Drawing: JM
Scale: 1:3000
BUCKREEF SOUTH
SIGNIFICANT INTERCEPT
MAP
Projection: UTM Zone 36, Southern Hemisphere (Arc 1960)
0 25 50 100
metres
N
9,657,900 mN
9,657,600 mN
9,657,300 mN
BMDD254
3.80m @ 1.3g/t Au from 56.0m
BMDD256
2.12m @ 1.21g/t Au from 27.88m,
1.67m @ 0.56g/t Au from 43.33m,
3.73m @ 1.73g/t Au from 54.00m,
4.00m @ 0.50g/t Au from 77.00m.
BMDD259
1.50m @ 0.82g/t Au from 82.00m,
2.00m @ 0.71g/t Au from 108.00m,
5.00m @ 0.52g/t Au from 131.00m.
BMDD258
2m @ 1.76g/t Au from 23.00m,
3m @ 0.47g/t Au from 41.00m.
BMDD252
4.70m @ 0.32g/t Au from 34.00m,
19.51m @ 0.74g/t Au from 79.49m.
BMDD248
5.00m @ 0.45g/t Au from 143.00m,
5.48m @ 0.38g/t Au from 192.52m.
BMDD250
3.00m @ 0.42g/t Au from 30.00m,
34.80m @ 1.26g/t Au from 87.20m
Incl. 10m @ 3.08g/t Au from 89.00m
BMDD249
7.60m @ 0.41g/t Au from 120.40m
BMDD267
2m @ 1.41g/t Au from 165m
BMDD275
1.76m @ 0.51g/t Au from 27.48m,
9.08m @ 0.58g/t Au from 43m,
16.47m @ 2.01g/t Au from 53.70
Incl. 7m @ 3.27g/t Au from 56m,
4.32m @ 0.96g/t Au from 80.27m.
BMDD253
3.41m @ 0.96g/t Au from 82.06m
BMDD274
1.65m @ 0.78g/t Au from 39.35m
BMDD273
1.62m @ 0.49g/t Au from 36.08m
BMDD279
5m @ 1.13g/t Au from 41m,
3m @ 0.63g/t Au from 48m,
1.44m @ 2.72g/t Au from 140.56m,
10.49m @ 0.96g/t Au from 148.88m.
BMDD278
8.08m @ 0.65g/t Au from 63.56m,
6.30m @ 1.00g/t Au from 83.00m
3m @ 0.74g/t Au from 128.00m
LEGEND
Significant Intercept g/t Au
5 to 7.61
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline

20

Management’s Discussion and Analysis November 30, 2022

Sulphide Development Project – Preliminary Metallurgical Results and Ongoing Test Work

The Company continues to work on its mid-long-term sulphide development project and has received assay results from its 19-hole metallurgical variability sampling program on the Buckreef Main Zone.

The results are positive and significant for the Company because they continue to demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization.

Highlights include:

•	Hole BMMT015 intersected 28.0 m grading @ 10.68 g/t Au from 0 m;

•	Hole BMMT020 intersected 123.0 m grading @ 2.69 g/t Au from 3 m;

•	Hole BMMT009 intersected 121.0 m grading @ 2.96 g/t Au from 3 m;

•	Hole BMMT022 intersected 106.0 m grading @ 4.19 g/t Au from 85 m, 77 m grading @ 3.09 g/t from 241 m; and

•	Hole BMMT021 intersected 90.0 m grading @ 1.56 g/t Au from 139 m.

Detailed results are shown in Table 3 and locations are shown in Figure 10.

Figure 10: Map Showing Location of Metallurgical Drill Holes and Their Result Highlights

390,500 mE
391,000 mE
391,500 mE
392,000 mE
9,659,000
9,658,500 mN
9,658,000 mN
N
BMMT019; 20m @ 2.33 g/t Au from 50m, 5m @ 0.43 g/t Au from 88m, 11m @ 0.55 g/t Au from 100m, 7m @ 0.77 g/t Au from 135m, 9m @ 0.55 g/t Au from 161m, 12m @ 0.75 g/t Au from 200m, 4m @ 0.32 g/t Au from 214m, 7.9m @ 0.55 g/t Au from 222m
BMMT020; 123m @ 2.69 g/t Au from 3m, 2m @ 1.55 g/t Au from 126m, 2m @ 2 g/t Au from 152m, 6m @ 2.62 g/t Au from 202m
BMMT021; 76m @ 0.56 g/t Au from 2m, 3m @ 0.43 g/t Au from 68m, 8m @ 0.54 g/t Au from 118m, 90m @ 1.56 g/t Au from 139m, 7m @ 0.95 g/t Au from 236m
BMMT022; 12m @ 0.3 g/t Au from 42m, 14m @ 0.76 g/t Au from 58m 106m @ 4.19 g/t Au from 85m, 17m @ 1.16 g/t Au from 194m 27m @ 1.79 g/t Au from 213m, 77m @ 3.09 g/t Au from 241m 17m @ 2.95 g/t Au from 321m
BMMT016; 34m @ 2.03 g/t Au from 7m, 27m @ 1.45 g/t Au from 49m 5m @ 0.37 g/t Au from 96m
BMMT018; 29m @ 2.97 g/t Au from 4m, 10m @ 0.34 g/t Au from 43m 84.0m @ 0.64 g/t Au from 57m, 26m @ 0.63 g/t Au from 143m
BMMT009; 121m @ 2.96 g/t Au from 3m, 21m @ 0.79 g/t Au from 127m 5m @ 0.2 g/t Au from 152m
BMMT017; 22m @ 3.30 g/t Au from 4m
BMMT008; 69m @ 1.72g/t Au from 2m
BMMT012; 24m @ 2.26 g/t Au from 4m
BMMT010; 17m @ 3.82 g/t Au from 69m, 10m @ 0.62 g/t Au from 87m, 20m @ 3.28 g/t Au from 100m, 26 @ 3.59 g/t Au from 144m
BMMT004; 17m @ 2.17g/t Au from 4m
BMMT015; 28m @ 10.68 g/t Au from 0m
BMMT006; 11.6m @ 0.59g/t Au from 4m
BMMT005; 21m @ 0.52g/t Au from 0m
BMMT011; 64m @ 1.17 g/t Au from 20m, 29m @ 0.37 g/t Au from 85m 10m @ 2.08 g/t Au from 127m
BMM014; 15m @ 0.59 g/t Au from 27m
LEGEND
Significant Intercept g/t Au
5 to 52.4
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline
Section Lines
BUCKREEF GOLD COMPANY
METALLURGY SIGNIFICANT INTERCEPT MAP
0 25 50 100
metres

21

Management’s Discussion and Analysis November 30, 2022

Table 3: Metallurgy Drill Hole Sample Results Summary

Metallurgy Samples Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMMT004	DD	391,096.8	9,657,894.8	1,217.7	127	-72	4.0	22.0	17.0	2.17	Msz	Oxidised and Mineralised shear zone

BMMT005	DD	391,134.7	9,657,947.9	1,217.6	119	-88	0.0	21.0	21.0	0.52	Msz	Oxidised and Mineralised Shear zone

BMMT006	DD	391,184.0	9,658,008.0	1,217.7	303	-77	4.0	15.6	11.6	0.68	Msz	Oxidised and Mineralised Shear zone

BMMT007	DD	391,223.8	9,658,080.1	1,214.7	304	-81	0.0	8.0	8.0	0.39	Msz	Oxidised and Mineralised Shear zone

BMMT008	DD	391,292.3	9,658,148.7	1,220.1	306	-77	2.0	94.0	89.0	1.72	Msz	Mineralised shear zone with Quartz Veining

BMMT009	DD	391,337.4	9,658,225.5	1,222.1	303	-82	3.0	124.0	121.0	2.96	Msz	Oxidised and Mineralised shear zone
							127.0	148.0	21.0	0.79	Msz	Shear zone with mild alteration
							152.0	157.0	5.0	0.2	Msz	Shear zone with mild alteration

BMMT010	DD	391,194.4	9,658,008.3	1,217.5	329	-87	69.0	86.0	17.0	3.82	Msz	Mineralised shear zone with strong alteration
							87.0	97.0	10.0	0.82	Msz	Shear zone with mild alteration
							100.0	129.0	29.0	3.28	Msz	Mineralised shear zone with strong alteration
							144.0	170.0	26.0	3.59	Msz	Mineralised shear zone with strong alteration

BMMT011	DD	391,112.2	9,657,940.2	1,217.5	136	-67	20.0	84.0	64.0	1.17	Msz	Mineralised shear zone with strong alteration
							85.0	114.0	29.0	0.37	Msz	Shear zone with mild alteration
							127.0	137.0	10.0	2.08	Msz	Mineralised shear zone with strong alteration

BMMT012	DD	391,253.7	9,658,097.7	1,215.1	242	-75	4.0	28.0	24.0	2.28	Msz	Mineralised shear zone with Quartz Veining

BMMT014	DD	391,055.0	9,657,666.9	1,218.3	90	-78	27.0	42.0	15.0	0.59	Msz	Mineralised shear zone with mild alteration

BMMT015	DD	391,231.1	9,658,072.9	1,215.3	310	-80	0.0	28.0	28.0	10.68	Msz	Mineralised shear zone with Quartz Veining

BMMT016	DD	391,353.7	9,658,331.9	1,223.4	306	-81	7.0	41.0	34.0	2.03	Msz	Mineralised shear zone with strong alteration
							49.0	76.0	27.0	1.45		Mineralised shear zone with strong alteration
							96.0	101.0	5.0	0.37	Msz	Shear zone with mild alteration

BMMT017	DD	391,469.3	9,658,387.0	1,219.9	142	-80	4.0	26.0	22.0	3.30	Msz	Oxidised and Mineralised shear zone

BMMT018	DD	391,521.8	9,658,681.8	1,218.6	126	-82	4.0	33.0	29.0	2.97	Msz	Mineralised shear zone with Quartz Veining
							43.0	53.0	10.0	0.34	Msz	Mineralised shear zone with mild alteration
							57.0	141.8	84.8	0.64	Msz	Mineralised shear zone with mild alteration
							143.0	169.0	26.0	0.63	Msz	Mineralised shear zone with mild alteration

BMMT019	DD	391,464.1	9,658,771.4	1,220.0	130	-67	50.0	78.0	28.0	2.33	Msz	Mineralised shear zone with strong alteration
							86.0	91.0	5.0	0.43	Msz	Mineralised shear zone with mild alteration
							100.0	111.0	11.0	0.55	Msz	Mineralised shear zone with mild alteration
							135.0	142.0	7.0	0.77	Msz	Mineralised shear zone with mild alteration
							161.0	167.0	6.0	0.55	Msz	Mineralised shear zone with mild alteration
							200.0	212.0	12.0	0.75	Msz	Mineralised shear zone with mild alteration
							214.0	218.0	4.0	0.32	Msz	Mineralised shear zone with mild alteration
							222.0	229.8	7.8	0.55	Msz	Mineralised shear zone with mild alteration

BMMT020	DD	391,519.4	9,658,607.6	1,219.9	126	-80	3.0	126.0	123.0	2.69	Msz	Mineralised shear zone with strong alteration
							128.0	130.0	2.0	1.55	Msz	Mineralised shear zone with strong alteration
							152.0	154.0	2.0	2.00	Msz	Mineralised shear zone with strong alteration
							202.0	208.0	6.0	2.82	Msz	Mineralised shear zone with strong alteration

BMMT021	DD	391,493.7	9,658,549.5	1,220.9	134	-85	2.0	80.0	78.0	0.58	Msz	Mineralised shear zone with quartz veining
							88.0	91.0	3.0	0.33	Msz	Mineralised shear zone with quartz veining
							118.0	126.0	8.0	0.54	Msz	Mineralised shear zone with mild alteration
							139.0	229.0	90.0	1.56	Msz	Mineralised shear zone with strong alteration
							238.0	245.0	7.0	0.95	Msz	Mineralised shear zone with mild alteration

BMMT022	DD	391,467.7	9,658,451.6	1,221.0	127	-82	42.0	54.0	12.0	0.3	Msz	Mineralised shear zone with mild alteration
							58.0	72.0	14.0	0.76	Msz	Mineralised shear zone with mild alteration
							85.0	191.0	106.0	4.19	Msz	Mineralised shear zone with strong alteration
							194.0	211.0	17.0	1.16	Msz
							213.0	240.0	27.0	1.78	Msz	Mineralised shear zone with strong alteration
							241.0	318.0	77.0	3.09	Msz	Mineralised shear zone with strong alteration
							321.0	338.0	17.0	2.95	Msz	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see footnote below. Sampled widths are not true widths. Of 19 holes drilled, 18 are reported, with the remaining hole unreported due to an incomplete intersection of the Main Zone.

22

Management’s Discussion and Analysis November 30, 2022

As part of the metallurgical variability study, using core from the 19 hole drill program, the Company will assess the amenability of the sulphide material to be processed through the existing processing plant, using its relatively simple flowsheet. In turn, this may have positive implications for potential plant expansions. During the quarter, the Company. working with Ausenco, has successfully identified a metallurgical laboratory of good renown to complete this work to undertake which will encompass the first 5-7 years of production from the sulphide mine and processing operations at Buckreef Gold. This study will build on the prior work of SGSC on deeper parts of the mineral resource and data gathered during processing of the oxide, transitional mineral reserve. All samples have been prepared and are ready for shipment.

The samples will be analyzed for:

•	Overall gold recoveries;
•	Process design to achieve those recoveries (grindability, retention times, straight CIL or flotation/regrind);
•	Any pregnant solution robbing or refractory mineralogy;
•	Acid Mine Drainage (if any) characteristics; and
•	Dry stack tailings characteristics.

23

Management’s Discussion and Analysis November 30, 2022

First Quarter 2023 Financial Highlights

For the three months ended November 30, 2022, Buckreef Gold produced and sold 5,395 and 5,754 ounces of gold, respectively – both quarterly records for the Company.

The Company recognized revenue on the Statements of Income (Loss) and Comprehensive Income (Loss) of $9.7 million for the three months ended November 30, 2022.

Cost of sales, which includes production costs, royalties and depreciation, was $4.4 million generating a gross profit margin of $5.3 million or 55% during Q1 2023 and net income of $5.2 million.

The quarterly sales record (5,754 ounces) generated positive operating cash flow of $6.6 million in Q1 2023. Positive operating cash flow is being used to fund value creating activities, including exploration and advancing the sulphide development project.

At November 30, 2022 the Company had a cash balance of $8.9 million and a working capital surplus of $4.8 million after adjusting for current liabilities which will only be settled by issuing equity.

Capital Expenditures

During the three months ended November 30, 2022 the Company incurred a total of $5.4 million in cash capital expenditures. Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property during the quarter, primarily relating to capital expenditures related to final commissioning of the 1,000+ tpd processing plant in November 2022, capitalized pre-stripping mine development activity with FEMA to access a greater extent of ore, including higher grade blocks, one-time expenditures related to final road realignment around the Special Mining License which will enable full life of mine access to the Main Zone, construction of a significantly expanded tailings storage facility and development drilling related to the diamond drill program with STAMICO, for a program which focused on infill and exploration drilling at Buckreef Main, Anfield and Eastern Porphyry.

Selected Financial Information

The following information has been extracted from the Company’s interim condensed unaudited consolidated financial statements for the three months ended November 30, 2022 and audited consolidated financial statements prepared in accordance with IFRS, for the years ended August 31, 2022 and 2021.

$(000's)	As at and for the three months ended November 30, 2022	As at and for the twelve months ended August 31, 2022	As at and for the year ended August 31, 2021
Net income (loss) and comprehensive income (loss) attributable to shareholders	3,512	(6,216)	(4,004)
Basic income (loss) per share	0.01	(0.02)	(0.02)
Diluted income (loss) per share	0.01	(0.02)	(0.02)
Total assets	75,338	71,845	56,518
Total long term financial liabilities	4,056	3,436	2,681

24

Management’s Discussion and Analysis November 30, 2022

Financial Results

Three months ended November 30, 2022

	Three months ended
	November 30
	2022	2021
Revenue	$9,718	$—
Cost of sales	(4,408)	—
Gross profit	5,310	—
General and administrative expense	(1,837)	(2,345)
Gain on derivative warrant liabilities	3,365	208
Foreign exchange	(7)	18
Interest, net and other expense	(185)	(39)
Income tax expense	(1,486)	—
Net income (loss) and comprehensive income (loss)	$5,160	$(2,158)
Net income (loss) and comprehensive income (loss) attributable to shareholders	3,512	(2,022)
Net income (loss) and comprehensive income (loss) attributable to non-controlling interests	1,648	(136)

Revenue

For the three months ended November 30, 2022, the Company recognized revenue of $9.7 million. Note that the financial statements for the comparable period do not present revenue, cost of sales or gross profit as Buckreef Gold early adopted amendments to International Accounting Standards (“IAS”) 16, Property, Plant and Equipment, as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures. During the period, the Company sold 5,754 ounces of gold at an average realized price1 of $1,689 per ounce.

Cost of sales

Cost of sales for the three months ended November 30, 2022 was $4.4 million and is comprised of production costs, (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the reserves to which they relate.

In connection with the successful processing plant expansion which resulted in higher plant throughput and gold production, the Company changed the method of estimating the cost of its ore stockpiles effective September 1, 2022. The updated methodology estimates the cost of ore stockpiles based on estimated recoverable ounces of gold in ore stockpiles whereby the previous methodology was based on tonnes of ore in stockpiles. The net result is that higher costs are attached to higher grade ore and consequently, higher costs are charged to the statements of comprehensive income/(loss) during periods that higher grade ore is processed and sold (and vice versa). The Company believes this methodology better matches revenue and expenses and has been applied prospectively.

For the three months ended November 30, 2022, the Company recorded production costs of $3.5 million and royalties of $0.7 million based on a 7.3% statutory royalty rate in Tanzania. Cash costs1 which include production costs and royalties were $732 per ounce, below the low end of guidance range. Under the previous methodology, when estimating the cost of ore stockpiles based on tonnes rather than recoverable ounces, cash costs1 would have been $605 per ounce.

25

Management’s Discussion and Analysis November 30, 2022

On November 1, 2022, the Company declared commercial production for the 1,000+ tpd processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput of 1,000+ tpd. Upon declaration of commercial production, capitalization of mine development costs ceases and depreciation of capitalized mine development costs commences. For the three months ended November 30, 2022, the Company recorded depreciation of $0.2 million.

As noted above, the prior year comparable period does not present cost of sales as Buckreef Gold early adopted amendments to IAS 16 as disclosed in the three and six months ended February 28, 2022 financial statements. Prior to that date any related cost of sales were capitalized to exploration and evaluation assets and expenditures.

General and administrative expense

During the three months ended November 30, 2022, the Company recorded general and administrative expense of $1.8 million compared to $2.3 million for the previous year comparable period, mainly due to a decrease in share-based compensation expense and a reduction in salaries and benefits. The decrease in share-based compensation expense was mainly due to a portion of equity based compensation granted to certain key management personnel in connection with their employment contracts being fully vested. The decrease in salaries and benefits as compared to the prior year period was mainly due to recognition of certain costs related to Buckreef’s operating activities in cost of sales in Q1 2023 as a result of early adoption of amendments to IAS 16 during the three and six months ended February 28, 2022.

Gain on derivative warrant liabilities

During the three months ended November 30, 2022, the Company had a gain on derivative warrant liabilities of $3.4 million compared to a gain of $0.2 million in the prior year period. The gain on revaluation of derivative warrant liabilities was principally due to a decrease in the share price using the Black Scholes option pricing model (Q1 2023 - $0.34, Q1 2022 - $0.41).

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended November 30, 2022, the Company recorded net income at Buckreef Gold and recognized income tax expense of $1.5 million, comprised of a current income tax expense of $0.4 million (November 30, 2021 - $nil) and deferred income tax expense of $1.1 million (November 30, 2021 - $nil) based on current Tanzanian statutory tax rates.

Net income (loss) and comprehensive income (loss)

The Company reported net income for the three month period ended November 30, 2022 of $5.2 million ($3.5 million net income attributable to shareholders, basic and diluted earnings per share of $0.01, respectively). This compared to a net loss of $2.2 million in the prior year period ($2.0 million net loss attributable to shareholders, basic and diluted loss per share of $0.01, respectively).The increase in net income is primarily the result of an increase in gross profit of $5.3 million following sales of $9.7 million and cost of sales of $4.4 million during Q1 2023. This, combined with an increased gain on derivative warrant liabilities ($3.2 million) due to a decrease in share price and a decrease in general and administrative expense ($0.5 million) due to lower share-based compensation expense and lower salaries and benefits was partially offset by an increase in income tax expense of $1.5 million following recognition of net income at Buckreef Gold.

26

Management’s Discussion and Analysis November 30, 2022

Summary of Quarterly Results

($(000's), except per share amounts)
US$ unless otherwise stated	2023 Q1	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2

Net income (loss) and comprehensive income (loss)	5,160	(2,350)	3,188	(1,002)	(2,158)	(3,517)	33	(164)
Net income (loss) and comprehensive (income) loss attributable to:
Non-controlling interests	1,648	1,857	1,217	956	(136)	(79)	(483)	(197)
Common shareholders	3,512	(4,207)	1,971	(1,958)	(2,022)	(3,438)	516	33
Net income (loss) and comprehensive income (loss)	5,160	(2,350)	3,188	(1,002)	(2,158)	(3,517)	33	(164)

Liquidity and Capital Resources

At November 30, 2022 the Company had $8.9 million of cash (August 31, 2022 - $8.5 million) and working capital of $4.8 million after adjusting for current liabilities which will only be settled by issuing equity of the Company (August 31, 2022 - $5.4 million).

The increase in cash of $0.4 million over August 31, 2022 was primarily due to an increase in operating cash flow (Q1 2023: $6.6 million, Q4 2022: $2.4 million). During Q1 2023 the Company poured 5,395 ounces of gold (Q4 2022: 3,619) and sold 5,754 ounces of gold (Q4 2022: 3,363), both new records for Buckreef Gold which contributed to record operating cash flow during Q1 2023. The increase in operating cash flow was partially offset by an increase in capital expenditures related to the final commissioning of the expanded 1,000+ tpd processing plant, capitalized pre-stripping mine development, expenditures related to final road realignment around the Special Mining License, construction of a significantly expanded tailings storage facility and development drilling related to the diamond drill program with STAMICO.

To help supplement the Company’s liquidity and to fund productivity enhancing purchases, during Q4 2022 the Company announced that its operating subsidiary, Buckreef Gold Corporation Limited, entered into a pre-paid gold purchase agreement with a contract price totaling US$5 million with OCIM. The total contract price was made available to Buckreef Gold in tranches with a $2.5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold’s option. Tranche 1 in this non-dilutive financing includes a 6-month grace period and a repayment period over the following 12 months as quarterly deliveries of a pre-determined quantity of gold. During Q1 2023, the Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. The Company intends to use these proceeds on an opportunistic basis and provides the flexibility to make value accretive equipment purchases, and to expedite exploration and sulphide development programs at Buckreef Gold.

In addition, to provide the Company with access to supplementary liquidity, during Q2 2022, TRX Gold entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”). This agreement provides TRX Gold with the right to sell up to $10 million of its shares to Lincoln Park over a 36-month period at its sole discretion. TRX Gold will control the timing and amount of any sales to Lincoln Park and will use the proceeds as needed to develop the Buckreef Gold asset. To date, TRX Gold has made no sales of common shares to Lincoln Park.

As of November 30, 2022, the Company has accumulated losses of $120.2 million since inception (August 31, 2022: $123.7 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at November 30, 2022 these licenses remained in good standing and the Company is up to date on license payments.

27

Management’s Discussion and Analysis November 30, 2022

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 15 of the Unaudited Interim Consolidated Financial Statements for the three months ended November 30, 2022.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”) (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2022, and the Information Circular dated January 21, 2022, filed on SEDAR on January 27, 2022.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan previously filed as an exhibit with the SEC and on SEDAR. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Significant accounting policies as well as any changes in accounting policies are discussed in Note 2 “Basis of Preparation”, Note 3 “Significant Accounting Policies” and Note 4 “Significant Accounting Judgments, Estimates and Assumptions” of the Company’s Unaudited Interim Consolidated Financial Statements for the three months ended November 30, 2022.

28

Management’s Discussion and Analysis November 30, 2022

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

Dollar amounts are expressed in thousands of US dollars.

Three Months Ended
November 30, 2022
Revenue per financial statements	$9,718
Ounces of gold sold	5,754
Average realized price gold sold	$1,689

Cash costs per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. Upon declaration of commercial production of the 1,000+ tpd processing plant in Q1 2023, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash costs per ounce of gold sold starts with cost of sales related to gold production and removes depreciation. The following table provides a reconciliation of total cash costs per ounce of gold sold to cost of goods sold per the financial statements for the three months ended November 30, 2022.

Dollar amounts are expressed in thousands of US dollars.

Three Months Ended
November 30, 2022
Cost of sales per financial statements	$4,408
Less: Depreciation	$(193)
Total cash costs	$4,215
Ounces of gold sold	5,754
Cash costs per ounce of gold sold	$732

29

Management’s Discussion and Analysis November 30, 2022

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

• Unrealized gain/loss on derivative warrant liabilities;

• Accretion related to the provision for reclamation; and

• Amortization of share-based compensation expense.

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three months ended November 30, 2022.

Dollar amounts are expressed in thousands of US dollars.

	Three Months Ended	Three Months Ended
	November 30, 2022	November 30, 2021
Net income (loss) and comprehensive income (loss) per financial statements	$5,160	$(2,158)
Add:
Depreciation	193	—
Interest and other expenses	185	39
Income tax expense	1,486	—
Gain on derivative warrant liabilities	(3,365)	(208)
Share-based compensation expense	753	980
Adjusted EBITDA	$4,412	$(1,347)

The Company has included “average realized price per ounce of gold sold”, “cash costs per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

30

Management’s Discussion and Analysis November 30, 2022

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 276,588,684 common shares outstanding, 41,970,074 share purchase warrants outstanding, 1,095,276 RSUs outstanding, nil PSUs/DSUs outstanding, and 12,711,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most mineral exploration and development companies and include, among others: project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 40-F Annual Report for the year ended August 31, 2022 filed with the SEC on November 29, 2022 and on SEDAR as the Company’s Annual Information Form on November 29, 2022.

Internal Control Over Financial Reporting (“ICFR”)

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2022. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, Management concluded that ICFR was not effective for the year ended August 31, 2022 due to the following material weaknesses: (i) the Company had not implemented and tested all of the Company’s key controls, including information technology general controls, internal control over financial reporting and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework and (ii) lack of timely review and approval of certain journal entries and reconciliations.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2022. The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the issue.

During the year ended August 31, 2022, the Company continued to strengthen its internal controls and are committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements and management made the following changes during the year to improve the internal control framework, including the following:

•	Engaged a third-party service provider to design and implement an enhanced internal control environment framework. During the year, the Company developed a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company’s internal control environment. The Company also developed narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third-party IT services provider within all key business cycles. Management has been proactive in implementing the newly designed internal control framework and is remediating any identified control gaps.

31

Management’s Discussion and Analysis November 30, 2022

•	Built an experienced Buckreef Finance team with several internal personnel changes, including a new site Finance Manager and site Finance Superintendent, to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company’s financial reporting close process.

•	Hired a new Corporate Controller with extensive IFRS experience to further supplement review and approval of journal entries and reconciliations, and to improve the Company’s financial reporting close process and reporting of the Company’s financial results and disclosures. This also includes preparation of formal accounting memorandums to support our conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues.

•	The Company implemented a new enterprise resource planning system subsequent to August 31, 2022 to help automate certain reconciliations and manual processes and to increase the efficiency of the financial statement review process. It is also expected to eliminate risk of manual spreadsheet errors and formalize procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations. The Company will continue to expand on the use of the software tool to help manage month-end and quarter-end activities.

During the year ended August 31, 2022, the Company worked with a third-party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified above. However, as at August 31, 2022, the Company has been unable to complete this implementation by the required reporting date due to limited time and resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to remediate the material weakness by engaging a third-party service provider to assist in the review, evaluation and testing of the Company’s controls and procedures in a timely manner over the course of fiscal 2023.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com; with the SEC at sec.gov; and the Company’s website at www.TRXgold.com.

Approval

The Board of Directors of TRX Gold Corporation has approved the disclosure contained in this Q1 2023 MD&A. A copy of this Q1 2023 MD&A will be provided to anyone who requests it. It is also available on the SEDAR website at www.sedar.com

32

Management’s Discussion and Analysis November 30, 2022

Endnotes

1  Refer to “Non-IFRS Performance Measures” section.

2  Notes Regarding Sample Protocol QA/QC: The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this MD&A are from Buckreef Main Zone NEE prospect. The prospect is an extension of the known Buckreef Main Zone. The intercepts confirm a continuity of over 200 m of known Buckreef main deposit to the North east. The intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

 33